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Third Quarter Report 2012

 AGNICO-EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three months ended September 30, 2012

        This management's discussion and analysis dated November 5, 2012 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with our interim unaudited consolidated financial statements for the three months ended September 30, 2012, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Information pertaining to new accounting pronouncements can also be obtained within our interim unaudited consolidated financial statements. Additionally, this management's discussion and analysis should be read in conjunction with the management's discussion and analysis and consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011. Other information regarding critical accounting estimates and risk factors are also available in the Company's Annual Report on Form 20-F. These interim unaudited consolidated financial statements and management's discussion and analysis are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this management's discussion and analysis is presented in Canadian dollars ("C$") or European Union euros ("EUR" or "€"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F for the year ended December 31, 2011, is available on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

Results of Operations

        Agnico-Eagle reported net income of $106.3 million, or $0.62 per share, in the third quarter of 2012 compared with a net loss of $81.6 million, or $0.48 per share, in the third quarter of 2011. In the third quarter of 2012, the operating margin increased 11.3% to $315.4 million from $283.3 million in the third quarter of 2011 due primarily to an increase in gold sales volumes and a 7.1% decrease in production costs. Gold production increased by 7.9% to 286,971 ounces from 265,978 ounces between the third quarter of 2011 and the third quarter of 2012. Cash provided by operating activities amounted to $199.5 million in the third quarter of 2012 compared with $197.6 million in the third quarter of 2011. Total weighted average cash costs per ounce of gold produced amounted to $556 in the third quarter of 2012 compared with $563 in the third quarter of 2011.

        The table below summarizes variances in the key drivers of net income for the three months and nine months ended September 30, 2012 compared with the three months and nine months ended September 30, 2011:

(millions of United States dollars)	Three Months Ended September 30, 2012 vs. Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012 vs. Nine Months Ended September 30, 2011
Increase in gold revenue	$40.9	$151.3
Decrease in silver revenue	(13.4)	(29.2)
Decrease in zinc revenue	(13.4)	(22.3)
Increase in copper and lead revenue	1.2	2.2
Decrease in production costs due to weaker Canadian dollar and Euro	0.3	12.3
Decrease (increase) in production costs	16.5	(19.1)
Increase in amortization of property, plant and mine development	(1.2)	(10.9)
Change in non cash foreign currency translation	(37.7)	(25.4)
Increase in income and mining taxes	(75.0)	(69.8)
Change in interest expense	—	(0.7)
Increase in general and administrative expense	(5.0)	(11.7)
Increase in exploration and corporate development expenses	(26.4)	(49.5)
Loss on Goldex mine	298.2	298.2
Change in impairment loss on available-for-sale securities	2.8	(8.8)
Change in loss (gain) on sale of available-for-sale securities	—	(11.5)
Other	0.1	(9.4)

Total net income variance	$187.9	$195.7

        In the third quarter of 2012, revenues from mining operations increased to $535.8 million from $520.5 million in the third quarter of 2011 due primarily to an increase in gold sales volume. The increase in gold sales volume was impacted by a 7.9% increase in production levels in the third quarter of 2012 relative to the third quarter of 2011 resulting from higher grades and increased throughput at the Meadowbank mine and higher grades at the LaRonde and Kittila mines.

        In the third quarter of 2012, total weighted average cash costs per ounce of gold produced decreased to $556 from $563 in the third quarter of 2011 and production costs decreased to $220.4 million in the third quarter of 2012 from $237.2 million in the third quarter of 2011. The decrease in total weighted average cash costs per ounce of gold produced in the third quarter of 2012 was largely attributable to increased production at the Meadowbank and Kittila mines, offset partially by lower net byproduct revenue credits.

        Exploration and corporate development expenses amounted to $36.0 million in the third quarter of 2012 compared with $9.6 million in the third quarter of 2011. This increase is due primarily to new exploration programs at the Goldex mine and La India project during the third quarter of 2012.

        An impairment loss on certain available-for-sale securities of $0.6 million was recorded as at September 30, 2012 compared with an impairment loss on certain available-for-sale securities of $3.4 million recorded as at September 30, 2011. Impairment loss evaluations of available-for-sale securities are based on the severity and duration of their individual unrealized loss positions.

        During the third quarter of 2012, there was a non-cash foreign currency translation loss of $16.3 million mainly attributable to the strengthening of the Canadian dollar versus the US dollar at September 30, 2012 relative to June 30, 2012. A non-cash foreign currency translation gain of $21.4 million was recorded during the comparative third quarter of 2011.

        On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. The Company expects that production from the Creston Mascota deposit at Pinos Altos will remain suspended through the first quarter of 2013 and that production will resume in the second quarter of 2013.

        On June 1, 2012, the Company disposed of 11,000,000 shares of Rubicon Minerals Corporation for total proceeds of $30.7 million, recording a $6.7 million loss on sale of available-for-sale securities. After closing the transaction, the Company's interest in Rubicon Minerals Corporation is 10,671,827 shares.

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon of the Goldex Extension Zone ("GEZ"). As of September 30, 2011, Agnico-Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile for a pre-tax loss on Goldex mine of $298.2 million. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011. During the three months ended September 30, 2012, the Company incurred $3.5 million in remediation costs that were applied against the environmental remediation liability recognized in 2011.

        In 2012, exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ. A team of independent consultants and Agnico-Eagle staff performed a thorough review, including a preliminary economic assessment based only on the indicated resources, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, the Board of Directors has approved the M and E zones for development and first gold production is expected in early 2014. All necessary operating permits have been received. The mining operations will include the use of existing Goldex mine infrastructure such as the shaft and mill. The operations in the GEZ remain suspended indefinitely.

        During the three months ended September 30, 2012, the Company reviewed new information related to future remediation costs for certain other inactive mines and accrued $4.4 million in the Environmental remediation line item of the interim consolidated statements of income (loss) and comprehensive income (loss).

Amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time.

        The environmental remediation and asset retirement obligation liabilities for the anticipated costs of remediation associated with the Company's active and inactive mines requires management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        During the first quarter of 2011, the kitchen facilities at the employee camp at the Meadowbank mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen, there were no injuries sustained and operations were normalized prior to the end of the second quarter of 2011. The Company continues the process of recovering property damage and business interruption losses with an insurance receivable of $6.5 million recorded as at September 30, 2012.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
LaRonde mine	$53,878	$55,125	$167,541	$157,467
Goldex mine	—	15,029	—	49,260
Lapa mine	16,787	17,681	53,894	51,765
Kittila mine	23,086	27,414	72,631	81,875
Pinos Altos mine	36,917	40,081	112,897	109,073
Meadowbank mine	89,740	81,860	248,386	199,071

Total production costs per consolidated statements of income (loss) and comprehensive income (loss)	$220,408	$237,190	$655,349	$648,511

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and minesite costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos (includes Creston Mascota deposit at Pinos Altos) and Meadowbank mines:

LaRonde Mine

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$53,878	$55,125	$167,541	$157,467
Adjustments:
Byproduct revenues net of refining and transport fees	(31,684)	(61,206)	(102,536)	(159,701)
Inventory and other adjustments(i)	1,231	(637)	474	2,816
Non-cash reclamation provision	(608)	(1,132)	(1,811)	(2,516)

Cash operating costs	$22,817	$(7,850)	$63,668	$(1,934)

Gold production (ounces)	40,477	29,069	123,964	93,487

Total cash costs ($ per ounce)(ii)	$564	$(270)	$514	$(21)

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$53,878	$55,125	$167,541	$157,467
Adjustments:
Inventory and other adjustments(iii)	1,278	(289)	1,266	2,173
Non-cash reclamation provision	(608)	(1,132)	(1,811)	(2,516)

Minesite operating costs	$54,548	$53,704	$166,996	$157,124

Minesite operating costs (thousands of C$)	$54,625	$52,969	$167,879	$153,585

Tonnes of ore milled (thousands of tonnes)	554	600	1,772	1,784

Minesite costs per tonne (C$)(iv)	$99	$88	$95	$86

Goldex Mine

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$—	$15,029	$—	$49,260
Adjustments:
Byproduct revenues net of refining and transport fees	—	(68)	—	126
Inventory and other adjustments(i)	—	1,591	—	58
Non-cash reclamation provision	—	(24)	—	(137)

Cash operating costs	$—	$16,528	$—	$49,307

Gold production (ounces)	—	40,224	—	120,722

Total cash costs ($ per ounce)(ii)	$—	$411	$—	$408

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$—	$15,029	$—	$49,260
Adjustments:
Inventory and other adjustments(iii)	—	1,610	—	429
Non-cash reclamation provision	—	(24)	—	(137)

Minesite operating costs	$—	$16,615	$—	$49,552

Minesite operating costs (thousands of C$)	$—	$16,320	$—	$48,305

Tonnes of ore milled (thousands of tonnes)	—	756	—	2,240

Minesite costs per tonne (C$)(iv)	$—	$22	$—	$22

Lapa Mine

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$16,787	$17,681	$53,894	$51,765
Adjustments:
Byproduct revenues net of refining and transport fees	170	91	346	314
Inventory and other adjustments(i)	1,996	566	1,294	348
Non-cash reclamation provision	(15)	(6)	206	(36)

Cash operating costs	$18,938	$18,322	$55,740	$52,391

Gold production (ounces)	24,914	27,881	81,570	83,347

Total cash costs ($ per ounce)(ii)	$760	$657	$683	$629

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$16,787	$17,681	$53,894	$51,765
Adjustments:
Inventory and other adjustments(iii)	2,012	645	1,397	677
Non-cash reclamation provision	(15)	(6)	206	(36)

Minesite operating costs	$18,784	$18,320	$55,497	$52,406

Minesite operating costs (thousands of C$)	$18,799	$18,322	$55,671	$51,251

Tonnes of ore milled (thousands of tonnes)	163	171	480	473

Minesite costs per tonne (C$)(iv)	$115	$107	$116	$108

Kittila Mine

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$23,086	$27,414	$72,631	$81,875
Adjustments:
Byproduct revenues net of refining and transport fees	73	22	326	114
Inventory and other adjustments(i)	246	(696)	1,132	1,381
Non-cash reclamation provision	(147)	(35)	(403)	(140)
Stripping costs(v)	—	(375)	—	(3,018)

Cash operating costs	$23,258	$26,330	$73,686	$80,212

Gold production (ounces)	48,619	37,924	130,605	109,052

Total cash costs ($ per ounce)(ii)	$478	$694	$564	$736

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$23,086	$27,414	$72,631	$81,875
Adjustments:
Inventory and other adjustments(iii)	246	(696)	1,137	1,381
Non-cash reclamation provision	(147)	(35)	(403)	(140)
Stripping costs(v)	—	(375)	—	(3,018)

Minesite operating costs	$23,185	$26,308	$73,365	$80,098

Minesite operating costs (thousands of EUR)	€17,970	€19,329	€56,157	€57,434

Tonnes of ore milled (thousands of tonnes)	271	294	811	789

Minesite costs per tonne (EUR)(iv)	€66	€66	€69	€73

Pinos Altos Mine (Includes Creston Mascota Deposit at Pinos Altos)

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$36,917	$40,081	$112,897	$109,073
Adjustments:
Byproduct revenues net of refining and transport fees	(20,273)	(16,105)	(50,472)	(47,094)
Inventory and other adjustments(i)	(139)	(2,339)	466	3,650
Non-cash reclamation provision	(85)	(356)	(713)	(986)
Stripping costs(v)	(3,274)	(5,698)	(10,471)	(18,788)

Cash operating costs	$13,146	$15,583	$51,707	$45,855

Gold production (ounces)	61,973	52,739	182,345	151,806

Total cash costs ($ per ounce)(ii)	$212	$295	$284	$302

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$36,917	$40,081	$112,897	$109,073
Adjustments:
Inventory and other adjustments(iii)	(139)	(3,348)	507	1,535
Non-cash reclamation provision	(85)	(356)	(713)	(986)
Stripping costs(v)	(3,274)	(5,698)	(10,471)	(18,788)

Minesite operating costs	$33,419	$30,679	$102,220	$90,834

Tonnes of ore milled (thousands of tonnes)	1,141	1,159	3,586	3,306

Minesite costs per tonne(iv)	$29	$27	$29	$28

Meadowbank Mine

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$89,740	$81,860	$248,386	$199,071
Adjustments:
Byproduct revenues net of refining and transport fees	(527)	(420)	(1,645)	(1,264)
Inventory and other adjustments(i)	(2,570)	2,905	2,498	5,591
Non-cash reclamation provision	(416)	(426)	(1,205)	(1,265)
Stripping costs(v)	(4,802)	(3,190)	(6,465)	(9,140)

Cash operating costs	$81,425	$80,729	$241,569	$192,993

Gold production (ounces)	110,988	78,141	288,792	199,254

Total cash costs ($ per ounce)(ii)	$734	$1,033	$836	$969

(thousands of United States dollars, except where noted)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$89,740	$81,860	$248,386	$199,071
Adjustments:
Inventory and other adjustments(iii)	(2,879)	3,061	2,601	7,026
Non-cash reclamation provision	(415)	(426)	(1,204)	(1,265)
Stripping costs(v)	(4,802)	(3,190)	(6,465)	(9,140)

Minesite operating costs	$81,644	$81,305	$243,318	$195,692

Minesite operating costs (thousands of C$)	$81,552	$80,333	$243,960	$192,514

Tonnes of ore milled (thousands of tonnes)	1,003	866	2,791	2,162

Minesite costs per tonne (C$)(iv)	$81	$93	$87	$89

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) and comprehensive income (loss) for net byproduct revenues, inventory adjustments, non-cash reclamation provisions, deferred stripping costs (as described in (v) below) and other adjustments. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) and comprehensive income (loss) for inventory adjustments, non-cash reclamation provisions and deferred stripping costs (as described in (v) below), and then dividing by tonnes of ore processed. As total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

(v)
The Company reports total cash costs per ounce and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce and minesite costs per tonne to the majority of the Company's peers within the mining industry.

Liquidity and Capital Resources

        At September 30, 2012, Agnico-Eagle's cash and cash equivalents, short-term investments and restricted cash totaled $320.8 million, while working capital amounted to $658.0 million. At December 31, 2011, the

Company had $221.5 million in cash and cash equivalents, short-term investments and restricted cash and $567.1 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Cash provided by operating activities was $199.5 million in the third quarter of 2012 compared with $197.6 million in the third quarter of 2011. In the third quarter of 2012, revenues from mining operations increased to $535.8 million from $520.5 million in the third quarter of 2011 due primarily to increased gold sales volumes.

        For the three months ended September 30, 2012, capital expenditures amounted to $113.3 million compared with $164.0 million in the three months ended September 30, 2011. Significant capital expenditures during the third quarter of 2012 pertained to sustaining capital for the Company's operating mines, dyke construction at the Meadowbank mine, Meliadine project development expenditures and La India project development expenditures.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. The 2012 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of material and certain other subsidiaries of the Company to incur indebtedness. The 2012 Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility and 2010 Notes. The 2012 Notes are permissible debt under the Credit Facility.

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions. At September 30, 2012, the outstanding balance on the Credit Facility amounted to nil. As a result, Credit Facility availability amounted to $1.2 billion at September 30, 2012.

        On June 26, 2012, the Company entered into a credit agreement with a financial institution relating to a new C$150 million uncommitted letter of credit facility (the "LC Facility"). The obligations of the Company under the LC Facility are guaranteed by certain subsidiaries of Agnico-Eagle. The LC Facility may be used to support the reclamation obligations, non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2012, no letters of credit were drawn against the LC Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

        The Company was in compliance with all covenants contained within the 2012 Notes, the Credit Facility and the 2010 Notes as at September 30, 2012.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. The costs of funding for many businesses, particularly for financial institutions with which we do business, remain high compared to historical levels. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The current economic turmoil in Europe is compounding global volatility issues.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO").

        As of the end of the period covered by this quarterly management's discussion and analysis and accompanying unaudited interim consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Operating margin by mine(i)
LaRonde mine	$45,625	$59,081	$138,233	$154,081
Goldex mine	—	48,974	—	136,046
Lapa mine	25,723	28,286	79,622	75,201
Kittila mine	52,655	34,751	133,193	81,516
Pinos Altos mine(ii)	87,167	65,777	236,189	165,604
Meadowbank mine	104,258	46,478	225,745	105,337

Total operating margin	315,428	283,347	812,982	717,785
Amortization of property, plant and mine development	68,318	67,104	199,181	188,268
Loss on Goldex mine	—	298,183	—	298,183
Corporate and other	94,763	28,644	276,768	159,790

Income (loss) before income and mining taxes	152,347	(110,584)	337,033	71,544
Income and mining taxes	46,021	(28,970)	108,887	39,069

Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475

Net income (loss) per share — basic	$0.62	$(0.48)	$1.33	$0.19
Net income (loss) per share — diluted	$0.62	$(0.48)	$1.33	$0.19
Cash flows
Cash provided by operating activities	$199,464	$197,570	$590,043	$535,157
Cash used in investing activities	$(121,837)	$(247,772)	$(279,364)	$(453,902)
Cash (used in) provided by financing activities	$(55,406)	$29,106	$(216,742)	$(65,639)
Realized prices
Gold (per ounce)	$1,695	$1,717	$1,661	$1,551
Silver (per ounce)	$33.91	$37.37	$31.80	$37.33
Zinc (per tonne)	$1,836	$2,166	$1,968	$2,267
Copper (per tonne)	$9,046	$8,561	$8,184	$9,105
Payable production(iii)
Gold (ounces)
LaRonde mine	40,477	29,069	123,964	93,487
Goldex mine	—	40,224	—	120,722
Lapa mine	24,914	27,881	81,570	83,347
Kittila mine	48,619	37,924	130,605	109,052
Pinos Altos mine(ii)	61,973	52,739	182,345	151,806
Meadowbank mine	110,988	78,141	288,792	199,254

	286,971	265,978	807,276	757,668

Silver (thousands of ounces)
LaRonde mine	475	968	1,697	2,384
Pinos Altos mine(ii)	639	485	1,683	1,343
Meadowbank mine	26	16	70	42

	1,140	1,469	3,450	3,769

Zinc (LaRonde mine) (tonnes)	7,379	15,684	29,915	42,303
Copper (LaRonde mine) (tonnes)	982	731	3,312	2,214

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Payable metal sold
Gold (ounces)
LaRonde mine	37,466	26,729	121,097	92,777
Goldex mine	—	37,380	—	120,839
Lapa mine	24,772	27,955	80,462	83,480
Kittila mine	45,155	36,745	123,858	107,237
Pinos Altos mine(ii)	61,265	54,297	179,783	148,628
Meadowbank mine	116,341	74,416	284,254	195,111

	284,999	257,522	789,454	748,072

Silver (thousands of ounces)
LaRonde mine	467	901	1,667	2,306
Pinos Altos mine(ii)	635	475	1,653	1,312
Meadowbank mine	26	7	68	42

	1,128	1,383	3,388	3,660

Zinc (LaRonde mine) (tonnes)	10,120	18,032	33,531	42,983
Copper (LaRonde mine) (tonnes)	937	738	3,315	2,216
Total cash costs per ounce of gold produced (US$)(iv)
LaRonde mine	$564	$(270)	$514	$(21)
Goldex mine	—	411	—	408
Lapa mine	760	657	683	629
Kittila mine	478	694	564	736
Pinos Altos mine(ii)	212	295	284	302
Meadowbank mine	734	1,033	836	969

Weighted average	$556	$563	$602	$553

(i)
Operating margin is calculated as Revenues from mining operations less Production costs.

(ii)
Includes Creston Mascota deposit at Pinos Altos.

(iii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iv)
Total cash costs per ounce of gold produced is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
Operating margin
Revenues from mining operations	$439,004	$412,068	$433,691	$520,537	$455,503	$472,934	$459,561	$535,836
Production costs	195,998	198,567	212,754	237,190	227,567	215,035	219,906	220,408

Operating margin	243,006	213,501	220,937	283,347	227,936	257,899	239,655	315,428
Operating margin by mine
LaRonde mine	65,516	48,983	46,017	59,081	34,581	63,266	29,342	45,625
Goldex mine	50,122	40,333	46,739	48,974	24,677	—	—	—
Lapa mine	25,477	19,178	27,737	28,286	23,736	27,677	26,222	25,723
Kittila mine	17,467	27,831	18,934	34,751	33,619	49,049	31,489	52,655
Pinos Altos mine(i)	34,998	47,259	52,568	65,777	67,111	69,135	79,887	87,167
Meadowbank mine	49,426	29,917	28,942	46,478	44,212	48,772	72,715	104,258

Operating margin	243,006	213,501	220,937	283,347	227,936	257,899	239,655	315,428
Amortization of property, plant and mine development	69,835	61,929	59,235	67,104	73,513	64,553	66,310	68,318
Impairment Loss on Meadowbank mine	—	—	—	—	907,681	—	—	—
Loss on Goldex mine	—	—	—	298,183	4,710	—	—	—
Corporate and other	51,268	74,210	56,936	28,644	92,204	85,836	96,169	94,763

Income (loss) before income and mining taxes	121,903	77,362	104,766	(110,584)	(850,172)	107,510	77,176	152,347
Income and mining taxes	33,940	32,098	35,941	(28,970)	(248,742)	28,962	33,904	46,021

Net income (loss) for the period	$87,963	$45,264	$68,825	$(81,614)	$(601,430)	$78,548	$43,272	$106,326

Attributed to non-controlling interest	$—	$—	$—	$—	$(60)	$—	$—	$—

Attributed to common shareholders	$87,963	$45,264	$68,825	$(81,614)	$(601,370)	$78,548	$43,272	$106,326

Net income (loss) per share — basic	$0.53	$0.27	$0.41	$(0.48)	$(3.53)	$0.46	$0.25	$0.62
Net income (loss) per share — diluted	$0.51	$0.26	$0.40	$(0.48)	$(3.53)	$0.46	$0.25	$0.62
Cash flows
Cash provided by operating activities	$90,576	$171,043	$162,821	$197,570	$132,028	$196,497	$194,082	$199,464
Cash used in investing activities	$(123,353)	$(89,957)	$(116,173)	$(247,772)	$(306,583)	$(88,908)	$(68,619)	$(121,837)
Cash provided by (used in) financing activities	$(10,408)	$(68,842)	$(22,180)	$29,106	$244,461	$(132,078)	$(29,258)	$(55,406)

(i)
Includes Creston Mascota deposit at Pinos Altos.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at September 30, 2012	As at December 31, 2011
ASSETS
Current
Cash and cash equivalents	$274,442	$179,447
Short-term investments	9,488	6,570
Restricted cash	36,877	35,441
Trade receivables	77,044	75,899
Inventories:
Ore stockpiles	66,390	28,155
Concentrates and dore bars	67,656	57,528
Supplies	227,095	182,389
Income taxes recoverable	—	371
Available-for-sale securities (note 7)	92,150	145,411
Fair value of derivative financial instruments (note 9)	3,613	—
Other current assets	99,227	110,369

Total current assets	953,982	821,580
Other assets	49,458	88,048
Goodwill	229,279	229,279
Property, plant and mine development	3,985,906	3,895,355

	$5,218,625	$5,034,262

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$232,673	$203,547
Environmental remediation liability (note 12)	9,275	26,069
Interest payable	20,982	9,356
Income taxes payable	20,806	—
Capital lease obligations	12,225	11,068
Fair value of derivative financial instruments (note 9)	—	4,404

Total current liabilities	295,961	254,444

Long-term debt (note 8)	800,000	920,095

Reclamation provision and other liabilities	145,485	145,988

Deferred income and mining tax liabilities	587,127	498,572

SHAREHOLDERS' EQUITY
Common shares (note 5)
Outstanding — 171,812,793 common shares issued, less 233,860 shares held in trust	3,213,756	3,181,381
Stock options (note 6)	144,130	117,694
Warrants	24,858	24,858
Contributed surplus	15,665	15,166
Deficit	(3,450)	(129,021)
Accumulated other comprehensive loss	(4,907)	(7,106)

	3,390,052	3,202,972

Non-controlling interest	—	12,191

Total shareholders' equity	3,390,052	3,215,163

	$5,218,625	$5,034,262

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
REVENUES
Revenues from mining operations	$535,836	$520,537	$1,468,331	$1,366,296
COSTS, EXPENSES AND OTHER INCOME
Production	220,408	237,190	655,349	648,511
Exploration and corporate development	36,023	9,610	93,417	43,877
Environmental remediation	4,066	—	4,066	—
Amortization of property, plant and mine development	68,318	67,104	199,181	188,268
General and administrative	25,416	20,410	91,359	79,684
Impairment loss on available-for-sale securities	600	3,402	12,181	3,402
Provincial capital tax	—	—	4,001	—
Interest expense	14,933	14,918	43,600	42,915
Interest and sundry (income) expense	(866)	46	(1,112)	22
(Gain) loss on derivative financial instruments	(1,674)	1,678	1,752	(654)
Loss (gain) on sale of available-for-sale securities (note 7)	—	—	6,731	(4,814)
Loss on Goldex mine	—	298,183	—	298,183
Foreign currency translation loss (gain)	16,265	(21,420)	20,773	(4,642)

Income (loss) before income and mining taxes	152,347	(110,584)	337,033	71,544
Income and mining taxes	46,021	(28,970)	108,887	39,069

Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475

Net income (loss) per share — basic (note 5)	$0.62	$(0.48)	$1.33	$0.19

Net income (loss) per share — diluted (note 5)	$0.62	$(0.48)	$1.33	$0.19

Cash dividends declared per common share	$0.20	$—	$0.60	$—

COMPREHENSIVE INCOME (LOSS)
Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475

Other comprehensive income (loss):
Unrealized gain (loss) on derivative financial instrument activities	5,993	(15,994)	7,727	(15,994)
Adjustments for derivative financial instruments settled during the period	(1,255)	—	(1,238)	—
Unrealized gain (loss) on available-for-sale securities	14,925	(36,226)	(22,152)	(32,651)
Adjustments for realized loss (gain) on available-for-sale securities due to dispositions and impairments during the period	600	3,402	18,912	(1,412)
Change in unrealized (loss) gain on pension liability	(345)	110	1,258	330
Tax effect of other comprehensive (loss) income items	(1,158)	4,190	(2,308)	4,145

Other comprehensive gain (loss) for the period	18,760	(44,518)	2,199	(45,582)

Comprehensive income (loss) for the period	$125,086	$(126,132)	$230,345	$(13,107)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Common Shares
							Accumulated Other Comprehensive Income (Loss)
	Number of Shares	$ Amount	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)		Non- controlling Interest
Nine Months Ended September 30:
Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390	$—
Shares issued under employee stock option plan	306,688	16,972	(3,436)	—	—	—	—	—
Stock options	—	—	35,009	—	—	—	—	—
Shares issued under the incentive share purchase plan	223,191	14,238	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	134,990	8,494	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	32,475	—	—
Other comprehensive loss for the period	—	—	—	—	—	—	(45,582)	—
Restricted share unit plan	(7,251)	(854)	—	—	—	—	—	—

Balance September 30, 2011	169,377,973	$3,117,067	$110,127	$24,858	$15,166	$472,740	$(17,192)	$—

Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191
Shares issued under employee stock option plan	140,475	6,402	(1,157)	—	—	—	—	—
Stock options	—	—	27,593	—	—	—	—	—
Shares issued under the incentive share purchase plan	396,614	16,024	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	347,159	13,857	—	—	—	—	—	—
Shares issued for purchase of mining property	68,941	2,447	—	—	499	—	—	—
Non-controlling interest eliminated upon acquisition	—	—	—	—	—	—	—	(12,191)
Net income for the period	—	—	—	—	—	228,146	—	—
Dividends declared ($0.60 per share)	—	—	—	—	—	(102,575)	—	—
Other comprehensive gain for the period	—	—	—	—	—	—	2,199	—
Restricted share unit plan	(187,992)	(6,355)	—	—	—	—	—	—

Balance September 30, 2012	171,578,933	$3,213,756	$144,130	$24,858	$15,665	$(3,450)	$(4,907)	$—

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Operating activities
Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	68,318	67,104	199,181	188,268
Deferred income and mining taxes	21,398	(73,348)	46,787	(47,434)
Loss on Goldex mine	—	298,183	—	298,183
(Gain) loss on available-for-sale securities and derivative financial instruments	(2,424)	6,865	20,820	(97)
Stock-based compensation	10,630	10,183	37,698	41,674
Foreign currency translation loss (gain)	16,265	(21,420)	20,773	(4,642)
Other	6,836	7,572	9,514	17,464
Adjustment for settlement of environmental remediation	(3,476)	—	(15,767)	—
Changes in non-cash working capital balances:
Trade receivables	(1,152)	(13,958)	(1,145)	34,170
Income taxes (payable) recoverable	(891)	6,971	42,991	(5,536)
Inventories	(53,210)	(12,631)	(50,956)	(66,893)
Other current assets	1,898	(23,567)	11,753	(28,626)
Accounts payable and accrued liabilities	17,265	17,183	28,622	66,039
Interest payable	11,681	10,047	11,626	10,112

Cash provided by operating activities	199,464	197,570	590,043	535,157

Investing activities
Additions to property, plant and mine development	(113,344)	(164,003)	(293,707)	(375,254)
Acquisition of Grayd Resource Corporation (note 13)	—	—	(9,322)	—
(Increase) decrease in short-term investments	(6,480)	(481)	(2,918)	3,624
Net proceeds on available-for-sale securities and other	—	—	30,732	9,330
Purchase of available-for-sale securities	(710)	(83,533)	(2,713)	(90,818)
(Increase) decrease in restricted cash	(1,303)	245	(1,436)	(784)

Cash used in investing activities	(121,837)	(247,772)	(279,364)	(453,902)

Financing activities
Dividends paid	(27,992)	(23,571)	(88,790)	(72,704)
Repayment of capital lease obligations	(2,933)	(2,564)	(8,789)	(9,803)
Proceeds from long-term debt	—	125,000	255,000	205,000
Repayment of long-term debt	(230,000)	(75,000)	(575,000)	(205,000)
Notes issuance	200,000	—	200,000	—
Long-term debt financing costs	(2,806)	(2,494)	(3,133)	(2,494)
Repurchase of common shares for restricted share unit plan	—	—	(12,031)	(3,723)
Common shares issued	8,325	7,735	16,001	23,085

Cash (used in) provided by financing activities	(55,406)	29,106	(216,742)	(65,639)

Effect of exchange rate changes on cash and cash equivalents	1,751	(1,429)	1,058	(751)

Net increase (decrease) in cash and cash equivalents during the period	23,972	(22,525)	94,995	14,865
Cash and cash equivalents, beginning of period	250,470	132,950	179,447	95,560

Cash and cash equivalents, end of period	$274,442	$110,425	$274,442	$110,425

Supplemental cash flow information
Interest paid	$2,344	$5,439	$30,324	$31,743

Income and mining taxes paid	$21,398	$39,720	$26,989	$89,476

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2011 audited annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2011. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2012 and the results of operations and cash flows for the three and nine months ended September 30, 2012 and September 30, 2011.

  Operating results for the three and nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2012.

2.     USE OF ESTIMATES

  The preparation of the interim consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2011 audited annual consolidated financial statements except for the recently adopted accounting pronouncements discussed below.

  Recently Adopted Accounting Pronouncements

  Fair Value Accounting

  In May 2011, Accounting Standards Codification ("ASC") guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2012, had no impact on the Company's financial position, results of operations or cash flows.

  Comprehensive Income

  In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the Financial Accounting Standards Board ("FASB") is able to reconsider those paragraphs. Adoption of the portion of this updated guidance effective for the Company's fiscal year beginning January 1, 2012 had no impact on the Company's financial position, results of operations or cash flows.

  Goodwill Impairment

  In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

3.     ACCOUNTING POLICIES (Continued)

  calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2012, had no impact on the Company's financial position, results of operations or cash flows.

  Recently Issued Accounting Pronouncements and Developments

  Disclosures about Offsetting Assets and Liabilities

  In November 2011, ASC guidance was issued related to disclosures around offsetting financial instrument and derivative instrument assets and liabilities. Under the updated guidance, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning January 1, 2013. Agnico-Eagle is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are as follows:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table summarizes the Company's financial assets measured at fair value as at September 30, 2012 within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents and short-term investments(i)	$11,473	$—	$11,473	$—
Available-for-sale securities(ii)	92,150	92,150	—	—
Trade receivables(iii)	77,044	—	77,044	—
Fair value of derivative financial instruments(iv)	3,613	—	3,613	—

	$184,280	$92,150	$92,130	$—

  (i)
  Fair value approximates the carrying amounts of cash equivalents and short-term investments due to their short-term nature (classified within Level 2 of the fair value hierarchy).

  (ii)
  Available-for-sale securities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

  (iii)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (iv)
  Derivative financial instruments are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

4.     FAIR VALUE MEASUREMENT (Continued)

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of greater than three months at the date of purchase.

  The Company's available-for-sale securities that are recorded at fair value using quoted market prices are classified as Level 1 of the fair value hierarchy.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the first quarter of 2009, the Company implemented a restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012 the RSU plan was amended to include Directors and Senior Executives of Agnico-Eagle. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two to three years.

  During the first quarter of 2012, the Company funded the RSU plan by transferring $12.0 million (2011 — $3.7 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. The Trust is funded once per year during the first quarter of each year. Compensation cost for the RSU plan incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical employee stock option plan forfeiture rates. For the years 2009 through 2012, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations. They are included in the basic EPS calculations once they have vested. All of the unvested shares held by the Trust are included in the diluted EPS calculations.

  The following table summarizes the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2012 were exercised:

Common shares outstanding at September 30, 2012	171,578,933
Employees' stock options	10,867,426
Warrants	8,600,000
Restricted share unit plan	233,860

191,280,219

  During the nine months ended September 30, 2012, 3,257,000 (2011 — 2,620,785) options were granted with a weighted average exercise price of C$36.99 (2011 — C$76.24), 140,475 (2011 — 306,688) employee stock options were exercised for cash of $5.2 million (2011 — $13.5 million), 726,500 (2011 — 112,000) options were forfeited with a weighted average exercise price of C$59.80 (2011 — C$69.08) and 481,650 (2011 — 4,250) options expired with a weighted average exercise price of C$47.49 (2011 — C$23.02).

  During the three months ended September 30, 2012, 6,000 (2011 — 27,000) options were granted with a weighted average exercise price of C$43.39 (2011 — C$55.25), 125,225 (2011 — 89,300) employee stock options were exercised for cash of $4.6 million (2011 — $4.6 million), 605,750 (2011 — 24,500) options were forfeited with a weighted average exercise price of C$59.69 (2011 — C$69.37) and nil (2011 — nil) options expired with a weighted average exercise price of nil (2011 — nil).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

5.     SHAREHOLDERS' EQUITY (Continued)

  The following table summarizes the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income per share:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net income (loss) for the period	$106,326	$(81,614)	$228,146	$32,475

Weighted average number of common shares outstanding — basic (in thousands)	171,341	169,238	171,055	169,055
Add: Dilutive impact of employee stock options	—	—	—	1,094
Dilutive impact of warrants	—	—	—	2,447
Dilutive impact of shares related to RSU plan	255	—	242	50

Weighted average number of common shares outstanding — diluted (in thousands)	171,596	169,238	171,297	172,646

Net income (loss) per share — basic	$0.62	$(0.48)	$1.33	$0.19

Net income (loss) per share — diluted	$0.62	$(0.48)	$1.33	$0.19

  The calculation of diluted net income per share has been computed using the treasury stock method.

  For the three and nine months ended September 30, 2012, all employee stock options and warrants were excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive.

  For the three months ended September 30, 2011, all employee stock options, warrants and shares related to the RSU plan were excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive. For the nine months ended September 30, 2011, there were 738,321 employee stock options excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive.

6.     STOCK-BASED COMPENSATION

  The following continuity summarizes activity with respect to the Company's outstanding stock options:

	Nine Months Ended September 30, 2012
	Number of Options	Weighted average exercise price
Outstanding, beginning of period	8,959,051	C$	62.88
Granted	3,257,000		36.99
Exercised	(140,475)		37.04
Forfeited	(726,500)		59.80
Expired	(481,650)		47.49

Outstanding, end of period	10,867,426	C$	56.35

Options exercisable at end of period	6,780,014	C$	59.34

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

6.     STOCK-BASED COMPENSATION (Continued)

  For the nine months ended September 30, 2012 and September 30, 2011, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2012	2011
Risk-free interest rate	1.25%	1.95%
Expected life of options (in years)	2.8	2.5
Expected volatility of Agnico-Eagle's share price	37.52%	34.63%
Expected dividend yield	2.14%	0.89%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2012 and the three months ended September 30, 2011, the Company did not dispose of any available-for-sale securities.

  During the nine months ended September 30, 2012, the Company received proceeds of $30.7 million (2011 — $9.3 million) and recognized a loss before income taxes of $6.7 million (2011 — $4.8 million gain) on the sale of certain available-for-sale securities.

  Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	As at September 30, 2012	As at December 31, 2011
Available-for-sale securities in an unrealized gain position
Cost (net of impairments)	$78,272	$127,344
Unrealized gains in accumulated other comprehensive gain (loss)	13,219	16,408

Estimated fair value	91,491	143,752

Available-for-sale securities in an unrealized loss position
Cost (net of impairments)	709	1,717
Unrealized losses in accumulated other comprehensive gain (loss)	(50)	(58)

Estimated fair value	659	1,659

Total estimated fair value of available-for-sale securities	$92,150	$145,411

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the three months ended September 30, 2012, certain investments fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the three months ended September 30, 2012, the Company recorded a $0.6 million (2011 — $3.4 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired. During the nine months ended September 30, 2012, the Company recorded a $12.2 million (2011 — $3.4 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

  At September 30, 2012, the fair value of investments in an unrealized loss position, after recording $0.6 million in other-than-temporary impairment losses, was $0.7 million. Based on an evaluation of the severity and duration of the impairment of these securities (less than three months) and on the Company's intent to hold the investments for a period of time sufficient for a recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as at September 30, 2012.

8.     LONG-TERM DEBT

  On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. The 2012 Notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

8.     LONG-TERM DEBT (Continued)

  contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of material and certain other subsidiaries of the Company to incur indebtedness. The 2012 Notes are permissible debt under the Credit Facility.

  On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions. The Credit Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth. During the three months ended September 30, 2012, the Company repaid the full $230.0 million outstanding balance on the Credit Facility (2011 — drew down $50.0 million, net). At September 30, 2012, the Credit Facility was drawn down by nil (December 31, 2011 — $320.0 million).

  On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. The 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of material and certain other subsidiaries of the Company to incur indebtedness.

  The 2012 Notes and 2010 Notes also require the Company to maintain the same financial ratio and minimum tangible net worth covenants as specified by the Credit Facility. The Company was in compliance with all covenants contained within the 2012 Notes, the Credit Facility and the 2010 Notes as at September 30, 2012.

  Total long-term debt interest costs incurred during the three and nine months ended September 30, 2012 were $12.3 million (2011 — $10.7 million) and $34.7 million (2011 — $31.0 million), respectively. Total interest costs capitalized to property, plant and mine development for the three and nine months ended September 30, 2012 were $0.3 million (2011 — $0.6 million) and $0.8 million (2011 — $0.8 million), respectively. The total outstanding long-term debt balance of $800.0 million as at September 30, 2012 is comprised of the $600.0 million 2010 Notes and the $200.0 million 2012 Notes.

9.     FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2012.

  As at September 30, 2012, forward contracts with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging, hedged $75.0 million of 2012 expenditures. $25.0 million will expire each month during 2012 at an average rate of US$1.00 = C$1.01. As at September 30, 2011, forward contracts with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging, hedged $60.0 million of 2011 expenditures and $240.0 million of 2012 expenditures. $20.0 million will expire under the contract each month during 2011 and 2012 at an average rate of US$1.00 = C$0.99. The effective hedges that expired for the three and nine months ended September 30, 2012 resulted in a net realized gain of $1.3 million and $1.2 million, respectively. No effective hedges expired for the three and nine months ended September 30, 2011. As of September 30, 2012, the Company recognized a mark-to-market gain of $2.3 million (2011 — $16.0 million loss) in Accumulated other comprehensive loss ("AOCL"). Amounts deferred in AOCL are reclassified to Production costs, as applicable, when the derivative financial instrument has settled.

  In March 2011, the Company entered into a foreign exchange forward contract at a rate of US$1.00 = C$0.99 with an ineffective cash flow hedging relationship that did not qualify for hedge accounting. There were no forward contracts with ineffective cash flow hedging relationships purchased or outstanding during the three and nine months ended September 30, 2012. The risk hedged in 2011 was the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represented a portion of the unhedged forecasted Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011. In 2011, the forward contract hedged $90.0 million of 2011 expenditures. $10.0 million was scheduled to expire each month starting in April 2011 and the contract was to be completely expired by December 31, 2011. The ineffective hedges that expired during the three and nine months ended September 30, 2011 resulted in a realized loss of $0.4 million and a realized gain of $0.4 million, respectively. As

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

9.     FINANCIAL INSTRUMENTS (Continued)

  of September 30, 2011, the Company recognized a mark-to-market loss of $4.3 million in the (Gain) loss on derivative financial instruments line item of the interim consolidated statements of income (loss) and comprehensive income (loss).

  Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing of the currency hedged to calculate fair value.

  The Company's other foreign currency derivative strategies in 2012 and 2011 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding on September 30, 2012 or September 30, 2011. For the three and nine months ended September 30, 2012, the Company's foreign currency derivative financial instruments generated $0.2 million and $1.3 million, respectively, (2011 — $1.4 million and $3.9 million, respectively) in call option premiums that were recognized in the (Gain) loss on derivative financial instruments line item of the interim consolidated statements of income (loss) and comprehensive income (loss).

  Commodity Price Risk Management

  During the three and nine months ended September 30, 2012, the Company recorded intra-quarter zinc derivative financial instruments realized gains of nil and $0.5 million, respectively, (2011 — $0.8 million and $1.0 million, respectively) that were recognized in the (Gain) loss on derivative financial instruments line item of the interim consolidated statements of income (loss) and comprehensive income (loss). There were no intra-quarter zinc derivative financial instruments outstanding at September 30, 2012 and no intra-quarter zinc derivative financial instruments were purchased during the three and nine months ended September 30, 2011.

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde mine's 2011 production. The purchase of zinc put options was financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company was nil. All zinc financial instruments expired or were realized in 2011. There were no zinc zero-cost collars purchased or outstanding during the three or nine months ended September 30, 2012.

  In 2011, a total of 20,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. A total of 20,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. These contracts did not qualify for hedge accounting. Gains or losses, along with mark-to-market adjustments were recognized in the (Gain) loss on derivative financial instruments line item of the interim consolidated statements of income (loss) and comprehensive income (loss). The options that expired during the three months ended September 30, 2011 resulted in a realized gain of $0.8 million. As at September 30, 2011, the Company recorded an unrealized mark-to-market gain of $3.0 million relating to zinc derivative financial instruments.

  The Company recognized a gain of nil on intra-quarter silver derivative financial instruments associated with timing of sales of silver products during the three and nine months ended September 30, 2012 (2011 — losses of nil and $3.4 million, respectively) that were recognized in the (Gain) loss on derivative financial instruments line item of the interim consolidated statements of income (loss) and comprehensive income (loss). There were no silver financial instruments purchased or outstanding during the three and nine months ended September 30, 2012.

  In the second quarter of 2012, to mitigate the risks associated with fluctuating diesel fuel prices, the Company entered into financial contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts expiring in 2012 and totaling 9.5 million gallons of heating oil were entered into at an average price of $2.97 per gallon, which is approximately 55% of Meadowbank's expected 2012 diesel fuel exposure. In addition, financial contracts expiring in 2013 and totaling 0.5 million gallons of heating oil were entered into at an average price of $2.45 per gallon, which is approximately 3% of Meadowbank's expected 2013 diesel fuel exposure. The contracts that expired during the 3 months ended September 30, 2012 did not qualify for hedge accounting and the related realized loss of $1.5 million was recognized in the (Gain) loss on derivative financial instruments line item of the interim consolidated statements of income (loss) and comprehensive income (loss). The contracts expiring in 2013 did qualify for hedge accounting and the related $0.1 million market-to-market gain as at September 30, 2012 was recognized in AOCL. No heating oil financial contracts expired during the first six months ended June 30, 2012 and no similar derivative financial instruments existed for the Company in 2011. Amounts deferred in AOCL are reclassified to Production costs, as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

9.     FINANCIAL INSTRUMENTS (Continued)

  The fair value of the Company's derivative financial instruments are reported on the Fair value of derivative financial instruments line item of the interim consolidated balance sheets.

  The following table summarizes the changes in AOCL balances recorded in the interim consolidated financial statements pertaining to derivative financial instruments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Accumulated other comprehensive loss, beginning of period	$(2,653)	$—	$(4,404)	$—
Adjustments for derivative financial instruments settled during the period(i)	(1,255)	—	(1,238)	—
Other comprehensive gain (loss) — foreign exchange derivative financial instruments	5,897	(15,994)	7,979	(15,994)
Other comprehensive gain — heating oil derivative financial instruments	89	—	135	—
Other comprehensive loss — other derivative financial instruments	7	—	(387)	—

Accumulated other comprehensive income, end of period	$2,085	$(15,994)	$2,085	$(15,994)

  (i)
  Amounts deferred in AOCL, are reclassified to Production costs, as applicable, when the derivative financial instrument has settled.

  The following table summarizes the amounts recognized in the (Gain) loss on derivative financial instruments line item of the interim consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Premiums realized on written foreign exchange call options	$(227)	$(1,349)	$(1,254)	$(3,898)
Realized (gain) loss on derivative financial instruments settled during the period	—	435	—	(444)
Mark-to-market loss on foreign exchange derivative financial instruments	—	5,704	—	4,271
Realized gain on zinc derivative financial instruments	—	(845)	(476)	(994)
Mark-to-market gain on zinc derivative financial instruments	—	(2,267)	—	(2,992)
Realized loss on silver derivative financial instruments	—	—	—	3,403
(Gain) loss on heating oil derivative financial instruments and other	(1,447)	—	3,482	—

(Gain) loss on derivative financial instruments	$(1,674)	$1,678	$1,752	$(654)

10.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2012, the total amount of these guarantees was $136.0 million.

11.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

11.   SEGMENTED INFORMATION (Continued)

  segments. The following are the reportable segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional Office
Europe:	Kittila mine
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and the La India project
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration offices, and the Latin America Exploration office

  The accounting policies of the reportable segments are the same as those described in the accounting policies note. There are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions. Of the $229.3 million of goodwill reflected on the interim consolidated balance sheets at September 30, 2012, $200.1 million relates to the Meliadine project that is a component of the Canada segment and $29.2 million relates to the La India project that is a component of the Latin America segment.

  Corporate head office assets are included in the Canada segment and specific corporate income and expense items are noted separately below.

  The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011. The LaRonde mine extension achieved commercial production on December 1, 2011.

Three Months Ended September 30, 2012	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$336,011	$160,405	$51,656	$11,947	$11,215	$100,788
Europe	75,741	23,086	7,846	—	561	44,248
Latin America	124,084	36,917	8,816	—	4,177	74,174
Exploration	—	—	—	24,076	312	(24,388)

	$535,836	$220,408	$68,318	$36,023	$16,265	$194,822

Segment income						$194,822
Corporate and Other:
Interest and sundry income						866
Impairment loss on available-for-sale securities						(600)
Environmental remediation						(4,066)
Gain on derivative financial instruments						1,674
General and administrative						(25,416)
Interest expense						(14,933)

Income before income and mining taxes						$152,347

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

11.   SEGMENTED INFORMATION (Continued)

Three Months Ended September 30, 2011	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Gain	Loss on Goldex mine	Segment Income (Loss)
Canada	$352,514	$169,243	$50,133	$—	$(12,581)	$298,183	$(152,464)
Europe	62,165	27,648	6,939	—	(2,355)	—	29,933
Latin America	105,858	40,299	10,032	—	(5,770)	—	61,297
Exploration	—	—	—	9,610	(714)	—	(8,896)

	$520,537	$237,190	$67,104	$9,610	$(21,420)	$298,183	$(70,130)

Segment loss							$(70,130)
Corporate and Other:
Interest and sundry expense							(46)
Impairment loss on available-for-sale securities							(3,402)
Loss on derivative financial instruments							(1,678)
General and administrative							(20,410)
Interest expense							(14,918)

Loss before income and mining taxes							$(110,584)

Nine Months Ended September 30, 2012	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$913,421	$469,821	$147,560	$35,910	$12,882	$247,248
Europe	205,824	72,631	22,297	—	1,777	109,119
Latin America	349,086	112,897	29,324	—	5,968	200,897
Exploration	—	—	—	57,507	146	(57,653)

	$1,468,331	$655,349	$199,181	$93,417	$20,773	$499,611

Segment income						$499,611
Corporate and Other:
Interest and sundry income						1,112
Impairment loss on available-for-sale securities						(12,181)
Environmental remediation						(4,066)
Loss on sale of available-for-sale securities						(6,731)
Loss on derivative financial instruments						(1,752)
General and administrative						(91,359)
Provincial capital tax						(4,001)
Interest expense						(43,600)

Income before income and mining taxes						$337,033

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

11.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2011	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation (Gain) Loss	Loss on Goldex mine	Segment Income (Loss)
Canada	$928,228	$456,634	$143,104	$—	$(893)	$298,183	$31,200
Europe	163,391	82,340	19,716	—	1,432	—	59,903
Latin America	274,677	109,537	25,448	—	(5,101)	—	144,793
Exploration	—	—	—	43,877	(80)	—	(43,797)

	$1,366,296	$648,511	$188,268	$43,877	$(4,642)	$298,183	$192,099

Segment income							$192,099
Corporate and Other:
Interest and sundry expense							(22)
Gain on sale of available-for-sale securities							4,814
Impairment loss on available-for-sale securities							(3,402)
Gain on derivative financial instruments							654
General and administrative							(79,684)
Interest expense							(42,915)

Income before income and mining taxes							$71,544

	Total Assets as at
	September 30, 2012	December 31, 2011
Canada	$3,272,669	$3,205,158
Europe	851,294	771,714
Latin America	1,035,293	1,020,078
Exploration	59,369	37,312

	$5,218,625	$5,034,262

12.   ENVIRONMENTAL REMEDIATION LIABILITY AND RECLAMATION PROVISION

  Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized. During the three and nine months ended September 30, 2012, the Company incurred $3.5 million and $15.8 million, respectively, in remediation costs that were applied against the environmental remediation liability recognized in 2011. As at September 30, 2012, the remaining Goldex mine environmental remediation liability was $30.6 million, $9.3 million of which was classified as a current liability. The Company's other non-Goldex mine reclamation provisions are long-term in nature. The Goldex mine is part of the Canada segment as described in Note 11.

  In addition, during the three months ended September 30, 2012, the Company reviewed new information related to future remediation costs for certain other inactive mines and accrued $4.4 million in the Environmental remediation line item of the interim consolidated statements of income (loss) and comprehensive income (loss). Amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time.

  The environmental remediation and asset retirement obligation liabilities for the anticipated costs of remediation associated with the Company's active and inactive mines requires management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

13.   ACQUISITIONS

  On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

13.   ACQUISITIONS (Continued)

  cash and 1,250,477 newly issued Agnico-Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's consolidated balance sheets.

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares valued at $2.4 million. The non-controlling interest as reported on the December 31, 2011 consolidated balance sheets of the Company has now been eliminated as a result of this transaction.

14.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the General and administrative line item of the interim consolidated statements of income and comprehensive income during the three months ended March 31, 2011.

  During the subsequent months of 2011, the Company received $2.4 million of insurance proceeds and had a remaining insurance receivable of $8.8 million as at December 31, 2011 within the Other current assets line item of the interim consolidated balance sheets. During the first nine months of 2012, the Company received $2.3 million of insurance proceeds and had a remaining insurance receivable of $6.5 million as at September 30, 2012.

15.   SUBSEQUENT EVENTS

  On October 24, 2012, Agnico-Eagle announced that the Board of Directors approved the payment of a quarterly cash dividend of $0.20 per common share, payable on December 17, 2012 to holders of record of the common shares of the Company on December 3, 2012.

16.   SECURITIES CLASS ACTION LAWSUITS

  On November 7 and 22, 2011, the Company and certain current and former officers who also are, or were, directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the court entered an order consolidating the actions under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation and appointed a lead plaintiff (not one of the plaintiffs who filed the original complaints). On April 6, 2012, the lead plaintiff served its Consolidated Complaint (the "Complaint"). The Complaint names the Company, its current chief executive officer and its former president and chief operating officer as defendants and purports to be brought on behalf of all persons and entities who purchased or otherwise acquired the Company's publicly traded securities in the United States or on a U.S. exchange during the period July 28, 2010 through October 19, 2011 (the "Class Period"). The Complaint alleges, among other things, that defendants violated U.S. securities laws by misrepresenting the Company's gold reserves and the status, ability to operate and projected production of its Goldex mine. The Complaint seeks, among other things, (i) a determination that the action is a proper class action and (ii) an award of unspecified damages, attorneys' fees and expenses. On June 6, 2012, the Company and the other defendants filed a motion, pursuant to the Private Securities Litigation Reform Act and Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure, to dismiss the Consolidated Complaint, for failure to state a claim upon which relief could be granted. The plaintiff has delivered a Response to this motion to which the Company has delivered a Reply. A decision on the motion is expected prior to the end of 2012.

  On March 8, 2012 and April 10, 2012 a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers and directors. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of $250 million and to certify the Ontario Claim as a class action. The plaintiffs have brought motions for leave to commence an action under s. 138 of the Securities Act (Ontario) and to certify the action as a class action which are scheduled to be argued April 16-19, 2013. The Company intends to vigorously contest the motions and defend the Ontario Claim.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2012

16.   SECURITIES CLASS ACTION LAWSUITS (Continued)

  On April 12, 2012 two senior officers of the Company were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Motion"). The action is on behalf of all persons and entities who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed Class Action is for damages of $100 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex Mine. On October 15, 2012, the plaintiffs served an amended Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. No date has been set for the hearing to argue the Motion. The Company intends to vigorously contest the Motion and defend the claim.

17.   COMPARATIVE FIGURES

  Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2012 interim consolidated financial statements.

QuickLinks

Third Quarter Report 2012
AGNICO-EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three months ended September 30, 2012
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2012